James M. Rutledge
Vice Chairman,
President and Chief Financial Officer

42 Longwater Drive	781.792.5100
P.O. Box 9149	Fax 781.792.5900
Norwell, MA 02061-9149	rutledge.jim@cleanharbors.com
www.cleanharbors.com

May 19, 2015

John Cash, Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4631

RE:                          Clean Harbors, Inc.
Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015
File No. 1-34223

Dear Mr. Cash:

On behalf of Clean Harbors, Inc. (the “Company” or “we”), this letter responds to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated May 11, 2015 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2014.

Below are the Company’s responses.  For convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Management’s Discussion and Analysis of Financial Condition…, page 28

Segment Performance, page 29

1.                                      Please expand your discussion of your operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods.  In this regard, please revise future annual and quarterly filings to:

•      Quantify how much the increase or decrease in revenues, from period-to-period, was due to changes in volume, changes in price and changes in services mix.  For example, you indicate that the increase in direct revenues in Technical Services was primarily due to increased sales in your treatment, storage and disposal network primarily as a result of higher prices.  However, you do not quantify how much of the increase is related to each part of your network nor do you discuss how much prices increased over the prior period.  You also indicate that the increase in direct revenue in fiscal 2013 was due to higher drum volumes, wastewater treatment volumes, contributions from remediation projects business and integration of a portion of the Safety-Kleen business.  However, you do not quantify how much of the increase was related to each factor you identify.  You also do not provide any additional information regarding changes in drum volumes or wastewater treatment volumes from period to period.  In addition, to the extent there are other significant metrics you use to assess your performance, you should disclose and discuss them in MD&A;

•      Quantify and discuss the factors that impacted cost of revenues and selling, general and administrative expenses by segment during each period, including the factors that impacted changes in each expense as a percentage of the related revenue; and

•      Throughout MD&A, you indicate that results were negatively impacted by the effects of foreign currency translation.  Please expand your discussion to quantify the impact of foreign currency translation on each segment, where applicable. Please also discuss any trends related to foreign currency currently impacting your results of operations and indicate whether they are expected to continue (i.e. whether currency has strengthened or weakened from period to period).

This is not meant to represent an all-inclusive list of where your MD&A could be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion.  For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

RESPONSE:                            Consistent with the Staff’s comments, in future filings we will refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification and revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations to include more comprehensive and quantified discussion regarding the material factors which impacted our results between comparative periods.  The revised discussion and analysis will include more robust explanation and quantification where reasonably possible surrounding the material impacts that pricing, services mix and other significant factors may have on changes reflected in the comparative periods related to revenues.  Additionally we will provide greater quantification and discussion of material factors which impact changes in cost of revenues as well as selling, general and administrative expenses and consideration of reasons for why such amounts would change as a percentage of revenues.  Further we will provide quantification of the impacts of changes in foreign currency on our results.

Critical Accounting Policies and Estimates, page 38

Goodwill, page 41

2.                                      We note the material goodwill impairment charge you recorded and your disclosures regarding certain reporting units whose estimated fair values are not substantially in excess of their carrying values.  In order for investors to more fully understand the impairment charge you recorded and to better assess the likelihood of additional impairment charges, please revise future annual and quarterly filings to address the following:

•      Quantify and discuss the most significant assumptions you used to estimate the fair values of your Oil Re-refining and Recycling and Oil and Gas Field Services reporting units;

•      Provide sensitivity analyses that indicate the potential impact of changes in significant assumptions; and

•      Quantify and discuss the nature of any other material intangible assets or long- lived assets related to those reporting units that may also be at risk for impairment.

RESPONSE:                            The Company will include in future filings, when appropriate, expanded disclosure around the quantification of the most significant assumptions used in estimating fair values of reporting units in instances when an impairment is recognized or when the estimated fair value of a reporting unit is not substantially in excess of its carrying value.  We will also provide additional discussion and sensitivities where appropriate related to how actual results could differ from the significant assumptions used and at what level of differences impairment could exist.  Future discussion will also include the amounts and nature of other material intangible and long lived assets related to reporting units which may be at risk of impairment.

In connection with this response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge
Vice Chairman, President and Chief Financial Officer
(781) 792-5106

cc:                                Ernest Greene, Staff Accountant

Anne McConnell, Staff Accountant

Alan S. McKim, Chairman and Chief Executive Officer